UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Inc

ITEM

1Q22 Earnings Release
Unaudited condensed consolidated interim financial information for the three months ended March 31, 2022 and 2021.

1

 CI&T Reports Solid First Quarter 2022 Financial Results and Raises Full Year 2022 Guidance

New York - May 18, 2022 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the first quarter of 2022 (1Q22) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the first quarter of 2021 (1Q21).

1Q22 Operating and Financial Highlights

●         Net Revenue of R$491,9 million, an increase of 66.0% compared to 1Q21.

●         Net Revenue growth in constant currency was 75.3%

●         The number of clients with annual revenue above R$1 million in the last twelve months grew from 94 in 4Q21 to 110 in 1Q22.

●         CI&T ended 1Q22 with 6,435 CI&Ters, a net addition of 2,674 employees (71% growth) compared to the end of 1Q21.

Cesar Gon, founder and CEO of CI&T, commented "We are excited to initiate 2022 with a strong net revenue growth in the first quarter, a post covid environment, which demonstrates the resilience and consistency of our engagements with our long-term clients. Digital transformation has been enabling companies to unlock their business potential, increasing sales and improving profitability metrics, and demand for our services remains strong in all industry verticals we operate.

We have been disciplined to onboard new clients every quarter to guarantee our sustainable growth and our hiring machine continues to operate at full speed. Based on our annual engagements for the year and the robust demand environment, we are increasing our net revenue guidance for 2022 and expect it to be at least R$2,300 million (USD442 million), a 59% growth compared to last year. Finally, we are maintaining our Adjusted EBITDA margin of at least 20% for the full year of 2022."

Comments on the 1Q22 financial performance

Net Revenue

Revenue (in BRL thousand)	1Q22	1Q21	Var. 1Q22 x 1Q21
Net Revenue	491,872	296,292	66.0%

In 1Q22, net revenue was R$491.9 million, an increase of 66.0% compared to 1Q21. The acquisition of Somo concluded on January 27, 2022 contributed to 10 percentage points of revenue growth in the quarter. Net revenue in constant currency grew 75.3% in the comparable period. The strong performance in the quarter reflects the expansion of our engagement with existing clients, the addition of 16 new logos with revenues above R$1.0 million in the last twelve months, combined with additional revenue from recent acquisitions.

CI&T decreased its top one clients' revenue share to 15% in 1Q22 from 24% in 1Q21 and reduced its top 10 clients' share to 51% from 73% in the same comparison period. In addition, CI&T increased its revenue exposure to Europe with the acquisition of Somo in the UK, diversifying further its geographic footprint. In terms of revenue by industry, the verticals that are growing faster are Technology, Media and Telecom (TMT) and Retail and Manufacturing, due to strong demand for our services from our clients in those industries, as well as the addition of new clients in those verticals.

2

Revenue Breakdown

Net Revenue by industry (in BRL thousand)	1Q22		1Q21		Var. 1Q22 x 1Q21
Financial Services	153,598	31.2%	98,821	33.4%	55.4%
Food and Beverages	94,068	19.1%	84,056	28.4%	11.9%
Technology, Media and Telecom	67,753	13.8%	32,349	10.9%	109.4%
Pharmaceuticals and Cosmetics	63,422	12.9%	41,806	14.1%	51.7%
Retail and Manufacturing	35,430	7.2%	15,978	5.4%	121.7%
Education and Services	19,688	4.0%	12,191	4.1%	61.5%
Logistic and Transportation	17,036	3.5%	5,232	1.8%	225.6%
Others	40,877	8.3%	5,859	2.0%	597.7%
Total	491,872	100%	296,292	100%	66.0%

Net Revenue by geographic (in BRL thousand)	1Q22		1Q21		Var. 1Q22 x 1Q21
NAE (North America and Europe)	241,529	49.1%	155,367	52.4%	55.5%
North America	205,985	41.9%	153,038	51.7%	34.6%
Europe	35,544	7.2%	2,329	0.8%	1426.1%
LATAM (Latin America)	234,706	47.7%	129,432	43.7%	81.3%
APJ (Asia, Pacific and Japan)	15,637	3.2%	11,493	3.9%	36.1%

Cost of Services Provided and Adjusted Gross Profit

Gross Profit (in BRL thousand)	1Q22	1Q21	Var. 1Q22 x 1Q21
Net Revenue	491,872	296,292	66.0%
Cost of Services	(328,992)	(188,372)	74.7%
Gross Profit	162,880	107,920	50.9%
Adjustments
Depreciation and amortization (cost of services provided)	9,318	6,225	49.7%
Stock Options	1,182	52	2180.2%
Adjusted Gross Profit	173,381	114,197	51.8%
Adjusted Gross Profit Margin	35.2%	38.5%	-3.3p.p

The cost of services provided in 1Q22 reached R$329.0 million, an increase of 74.7% compared to 1Q21, and the gross profit was R$162.9 million. Excluding costs with depreciation and amortization and the stock option plan, the adjusted gross profit in 1Q22 was R$173.4 million, 51.8% higher than 1Q21, with an adjusted gross profit margin of 35.2%, a reduction of 3.3 percentage points (p.p.) compared to 1Q21.

The decline in the gross profit margin is explained by the (i) the impact of 1.9 p.p. in margin from foreign exchange rate variation in the period, (ii) M&A, as recent acquired companies have lower margins, and (iii) seasonal annual wage adjustments in the first quarter while contractual price readjustments occur throughout the year. It is worth mentioning that seasonality in 2020 and 2021 was affected by the pandemic, changing the typical patterns in our industry.

3

SG&A and Other Expenses

SG&A expenses (in BRL thousand)	1Q22	1Q21	Var. 1Q22 x 1Q21
Selling	(35,129)	(18,979)	85.1%
General and administrative	(64,921)	(25,726)	152.4%
SG&A expenses	(100,050)	(44,705)	123.8%
Other income (expenses) net	(515)	1,590	-
Impairment loss on trade receivables and contract assets	(1,066)	(3,258)	-67.3%
SG&A and other operating expenses	(101,631)	(46,373)	119.2%

Selling, General and Administrative (SG&A) expenses grew 123.8% in 1Q22 compared to 1Q21, mainly explained by (i) an increase in expenses associated with the expansion of the hiring and attracting teams, aligned with our revenue and headcount growth; (ii) higher depreciation and amortization expenses due to the recognition of intangible assets related to acquisitions; and (iii) the strengthening of our back-office teams as a result of our IPO.  Most of the SG&A are fixed expenses and are expected to  be diluted throughout the next quarters, based on the projected revenue growth for 2022.

Adjusted EBITDA

Adjusted EBITDA (in BRL thousand)	1Q22	1Q21	Var. 1Q22 x 1Q21
Net profit for the period	29,223	39,615	-26.2%
Adjustments
Net financial cost	16,712	1,697	884.8%
Income tax expense	15,314	20,235	-24.3%
Depreciation and amortization	19,390	7,795	148.7%
Stock options	1,239	173	617.3%
Consulting expenses	2,695	225	1098.3%
Government grants	(58)	(1,405)	-95.9%
Write-off (1)	1,548	-	-
Adjusted EBITDA	86,062	68,335	25.9%
Adjusted EBITDA Margin	17.5%	23.1%	-5.6p.p

(1)     Non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra.

In 1Q22, Adjusted EBITDA was R$86.1 million, an increase of 25.9% compared to 1Q21. Adjusted EBITDA margin was 17.5% in the quarter, a reduction of 5.6 percentage points compared to 1Q21, due to the increase in cost of services provided and SG&A expenses, as explained above.

Net Financial Expenses - Net financial expenses was R$16.7 million in 1Q22, compared to R$1.7 million in 1Q21, mainly due to the new debt raised in July 2021 to finance the Dextra acquisition in the amount of R$650 million.

Depreciation and Amortization - Depreciation and amortization expenses totaled R$19.4 million in 1Q22, an increase of R$11.6 million compared to 1Q21, mainly due to the amortization of R$7.6 million from intangible assets related to the acquistion of Dextra.

Income tax expense - In 1Q22, income tax expense was R$15.3 million, 24.3% lower than 1Q21, due to the corporate reorganization conducted by the Company in the end of 2021, in connection with our IPO. In addition, the Company recognized R$595.7 million in goodwill from the acquisition of Dextra, which is expected to be deductible for tax purposes from January 2022.

4

Net Profit and Adjusted Net Profit

Net Profit (in BRL thousand)	1Q22	1Q21	Var. 1Q22 x 1Q21
Net profit for the period	29,223	39,615	-26.2%
Adjustments
Consulting expenses	2,695	225	1098.3%
Write-off (1)	1,548	-	-
Adjusted Net Profit	33,465	39,840	-16.0%
Adjusted Net Profit Margin	6.8%	13.4%	-6.6p.p

(1)    Non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra.

In 1Q22, adjusted net profit was R$33.5 million, 16.0% lower than 1Q21, and adjusted net profit margin reduced to 6.8% in 1Q22 from 13.4% in 1Q21, mainly due to higher depreciation and amortization and financial expenses, partially compensated by lower income tax expense, as explained above.

Business Outlook

We expect our net revenue in the second quarter of 2022 to be at least R$530 million, a 68% growth compared to our net revenue of R$315 million in the second quarter of 2021.

For the full year of 2022, we are raising our outlook and expect our net revenue to be at least R$2,300 million or USD442 million, a 59% growth compared to our net revenue of R$1,444 million in 2021. In addition, we estimate our adjusted EBITDA margin to be at least 20% for the full year of 2022. This guidance for 2022 assumes an average exchange rate of 5.20 Brazilian Reais to the U.S. dollar for the full year.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information

Cesar Gon, Bruno Guicardi, Stanley Rodrigues and Eduardo Galvão will host a video conference call to discuss the 1Q22 financial and operating results on May 19 at 8:00 a.m. Eastern Time / 9:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/watch?v=DeN0-tBzG8s

About CI&T

CI&T is a global digital specialist, a partner in end-to-end digital transformation for 100+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 9 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 6,400 professionals in strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency.

5

Basis of accounting and functional currency

CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial information and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial information in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, stock-based compensation expense, acquisition-related charges, the tax effect of non-IFRS adjustments and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

In calculating Adjusted Gross Profit, we exclude cost components that are not related to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock options compensation plan expenses.

In calculating Adjusted EBITDA, we exclude components that are not related to the direct management of our services. For the periods herein, the adjustments were: (i) consulting expenses related to corporate reorganization and initial public offering expenses, as well as mergers and acquisitions activity; (ii) government grants related to tax reimbursement in the Chinese subsidiary; (iii) stock options compensation plan expenses; and (iv) non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra.

In calculating Adjusted Net Profit, we exclude cost components that are not related to the direct management of our services. For the periods herein, the adjustments applied were: (i) consulting expenses related to corporate reorganization and initial public offering expenses, as well as mergers and acquisitions activity, and (ii) non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra.

We calculate Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period.

6

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra and Somo; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts

Investor Relations Contact:

Eduardo Galvão

egalvao@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

7

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Three months ended March 31,
	2022	2021
Net Revenue	491,872	296,292
Costs of services provided	(328,992)	(188,372)
Gross Profit	162,880	107,920
Selling expenses	(35,129)	(18,979)
General and administrative expenses	(64,921)	(25,726)
Research and technological innovation expenses	-	(4)
Impairment loss on trade receivables and contract assets	(1,066)	(3,258)
Other income (expenses) net	(515)	1,594
Operating profit before financial income and tax	61,249	61,547
Finance income	69,582	9,049
Finance cost	(86,294)	(10,746)
Net finance costs	(16,712)	(1,697)
Profit before Income tax	44,537	59,850
Income tax expense	(15,314)	(20,235)
Current	(5,408)	(13,518)
Deferred	(9,906)	(6,717)
Net profit for the period	29,223	39,615

Earnings per share
Earnings per share – basic (in R$)	0.22	0.33
Earnings per share – diluted (in R$)	0.22	0.32

8

Unaudited condensed consolidated statements of financial position

(In thousands of Brazilian Reais)

Assets	March 31, 2022	December 31, 2021	Liabilities and equity	March 31, 2022	December 31, 2021
Cash and cash equivalents	131,827	135,727	Suppliers and other payables	23,672	33,566
Financial Investments	405,602	798,786	Loans and borrowings	168,547	164,403
Trade receivables	310,380	340,519	Lease liabilities	25,998	21,214
Contract assets	212,976	134,388	Salaries and welfare charges	253,299	234,173
Recoverable taxes	10,532	7,785	Accounts payable for business combination	109,555	48,923
Tax assets	6,245	2,810	Derivatives	35,724	535
Derivatives	5,230	896	Tax liabilities	361	13,345
Other assets	36,234	29,994	Other taxes payable	8,170	5,423
Total current assets	1,119,026	1,450,905	Contract liability	11,143	13,722
			Other liabilities	17,670	13,669
Recoverable taxes	3,587	3,046	Total current liabilities	654,139	548,973
Deferred tax	27,110	31,989
Judicial deposits	6,101	3,079	Loans and borrowings	579,429	624,306
Escrow account	19,938	-	Lease liabilities	56,506	60,674
Other assets	2,509	2,974	Provisions	1,189	633
Property, plant and equipment	59,381	57,721	Accounts payable for business combination	59,508	36,803
Intangible assets	1,050,008	738,803	Other liabilities	2,364	1,660
Right-of-use assets	74,204	73,827	Total non-current liabilities	698,996	724,076
Total non-current assets	1,242,838	911,439
			Equity
			Share capital	37	36
			Share premim	929,984	915,947
			Capital reserves	15,377	10,105
			Profit reserves	155,180	125,957
			Other comprehensive income	(91,849)	37,250
			Total equity	1,008,729	1,089,295
Total assets	2,361,864	2,362,344	Total equity and liabilities	2,361,864	2,362,344

9

Unaudited condensed consolidated statement of cash flow

(In thousands of Brazilian Reais)

	March 31, 2022	March 31, 2021
Net profit for the year	29,223	39,615
Adjustments for:
Depreciation and amortization	19,390	7,795
Gain/loss on the sale of property, plant and equipment and intangible assets	1,926	81
Interest, monetary variation and exchange variation	4,488	1,460
Exchange variation on escrow account releated to Somo acquisition	(11,628)	-
Exchange variation on escrow account	3,123	-
Interest on lease	2,146	1,376
Unrealized gain on financial instruments	(4,487)	7,751
Income tax expenses	15,314	20,807
Impairment losses on trade receivables	(1,194)	60
Provision for (reversal of) impairment losses on contract assets	1,064	3,198
Provision for labor risks	571	2
Provision for indemnity	-	(629)
Share-based plan	1,239	172
Others	-	(1)
Variation in operating assets and liabilities
Trade receivables	21,293	53,734
Contract assets	(78,979)	(106,818)
Recoverable taxes	(3,330)	(1,078)
Current tax assets	(15,242)	(7,310)
Judicial deposits	(3,022)	-
Suppliers and other payables	(31,279)	3,693
Salaries and welfare charges	15,553	7,413
Tax liabilities	(901)	(1,431)
Other taxes payable	(682)	849
Contract liabilities	(2,021)	(1,644)
Other receivables and payables, net	(9,529)	(4,159)
Cash generated from operating activities	(48,964)	24,936
Income tax paid	(4,818)	(15,394)
Interest paid on loans and borrowings	(19,458)	(1,412)
Interest paid on lease	(1,479)	(1,311)
Net cash from operating activities	(72,719)	6,819
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(8,295)	(9,607)
Acquisition of subsidiary net of cash acquired	(242,076)	-
Escrow deposit (acquisition of Somo)	(23,061)	-
Hedge accounting realization	16,134	-
Redemption of financial investments	350,128	-
Net cash used in investment activities	92,830	(9,607)
Cash flow from financing activities:
Exercised stock options	5,128	-
Payment of lease liabilities	(6,084)	(3,647)
Proceeds from loans and borrowings	-	22,382
Payment of loans and borrowings	(38,506)	(38,675)
Settlement of derivatives	(381)	-
Net cash from financing activities	(39,843)	(19,940)
Net increase/(decrease) in cash and cash equivalents	(19,732)	(22,728)
Cash and cash equivalents as of January 1st	135,727	162,827
Exchange variation effect on cash and cash equivalents	15,832	(7,426)
Cash and cash equivalents as of March 2022 and 2021	131,827	132,673

Net Revenue at Constant Currency	March 31, 2022	March 31, 2021
Net Revenue at Constant Currency	514,944	293,747

10

CI&T Inc. Unaudited condensed consolidated interim financial information March 31, 2022

11

Content

Unaudited condensed consolidated statement of financial position	#
Unaudited condensed consolidated statements of profit or loss	#
Unaudited condensed consolidated statement of other comprehensive income	#
Unaudited condensed consolidated statement of changes in equity	#
Unaudited condensed consolidated statement of cash flows	#
Notes to the unaudited condensed consolidated interim financial information	#

12

CI&T Inc.

Unaudited condensed consolidated statement of financial position as of March 31, 2022 and 2021

(In thousands of Brazilian Reais - R$)

Assets	Note	March 31, 2022	December 31, 2021	Liabilities and equity	Note	March 31, 2022	December 31, 2021
Cash and cash equivalents	6.1	131,827	135,727	Suppliers and other payables		23,672	33,566
Financial investments	6.2	405,602	798,786	Loans and borrowings	12	168,547	164,403
Trade receivables	7	310,380	340,519	Lease liabilities	11.b	25,998	21,214
Contract assets	19	212,976	134,388	Salaries and welfare charges	13	253,299	234,173
Recoverable taxes		10,532	7,785	Accounts payable for business combination	14	109,555	48,923
Tax assets		6,245	2,810	Derivatives	24.2	35,724	535
Derivatives	24.3	5,230	896	Tax liabilities		361	13,345
Other assets	8	36,234	29,994	Other taxes payable		8,170	5,423
				Contract liability		11,143	13,722
Total current assets		1,119,026	1,450,905	Other liabilities		17,670	13,669
				Total current liabilities		654,139	548,973
Recoverable taxes		3,587	3,046
Deferred tax		27,110	31,989
Judicial deposits	15	6,101	3,079
Escrow account	2/14	19,938	-
Other assets	8	2,509	2,974	Loans and borrowings	12	579,429	624,306
Property, plant and equipment	9	59,381	57,721	Lease liabilities	11.b	56,506	60,674
Intangible assets	10	1,050,008	738,803	Provisions	15	1,189	633
Right-of-use assets	11.a	74,204	73,827	Accounts payable for business combination	14	59,508	36,803
				Other liabilities		2,364	1,660
Total non-current assets		1,242,838	911,439
				Total non-current liabilities		698,996	724,076

				Equity	18
				Share capital		37	36
				Share premium		929,984	915,947
				Capital reserves		15,377	10,105
				Profit reserves		155,180	125,957
				Other comprehensive income		(91,849)	37,250
				Total equity		1,008,729	1,089,295
Total assets		2,361,864	2,362,344	Total equity and liabilities		2,361,864	2,362,344

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

13

CI&T Inc.

Unaudited condensed consolidated statements of profit or loss

For the three-month period ended on March 31, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2022	March 31, 2021
Net revenue	19	491,872	296,292
Costs of services provided	20	(328,992)	(188,372)
Gross profit		162,880	107,920
Selling expenses	20	(35,129)	(18,979)
General and administrative expenses	20	(64,921)	(25,726)
Research and technological innovation expenses	20	-	(4)
Impairment loss on trade receivables and contract assets	20	(1,066)	(3,258)
Other income (expenses) net	20	(515)	1,594
Operating expenses net		(101,631)	(46,373)
Operating profit before financial income and tax		61,249	61,547
Finance income	21	69,582	9,049
Finance cost	21	(86,294)	(10,746)
Net finance costs		(16,712)	(1,697)
Profit before income tax		44,537	59,850
Income tax expense
Current		(5,408)	(13,518)
Deferred		(9,906)	(6,717)
Net profit for the period		29,223	39,615
Earnings per share
Earnings per share – basic (in R$)	23	0.22	0.33
Earnings per share – diluted (in R$)	23	0.22	0.32

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the three-month period ended on March 31, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2022	March 31, 2021
Net profit for the period		29,223	39,615
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments	18.f	(93,375)	14,806
Cash flow hedges - effective portion of changes in fair value	24.2	(35,724)	-
Total comprehensive income for the period		(99,876)	54,421
Total comprehensive income attributed to
Owners of the Company		(99,876)	54,421
Total comprehensive income for the period		(99,876)	54,421

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the three-month period ended on March 31, 2022 and 2021

(In thousands of Brazilian Reais – R$)

					Profit reserves
	Notes	Share capital	Share premium	Capital reserve	Legal reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	10,105	-	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	-	29,223	-	29,223
Business combination (Somo)	2	-	14,037	-	-	-	-	-	14,037
Exercise of share options	17/18.a	1	-	5,128	-	-	-	-	5,129
Share-based compensation	17.a	-	-	144	-	-	-	-	144
Exchange variation in foreign investments, net of tax effects	18.f	-	-	-	-	-	-	(93,375)	(93,375)
Cash flow hedges - effective portion of changes in fair value	24.2	-	-	-	-	-	-	(35,724)	(35,724)
Balances as of March 31, 2022		37	929,984	15,377	-	125,957	29,223	(91,849)	1,008,729
Balances as of December 31, 2020		68,968	-	6,764	13,793	95,515	-	13,420	198,460
Net profit for the period		-	-	-	-	-	39,615	-	39,615
Share-based compensation	17.d	-	-	160	-	-	-	-	160
Other comprehensive income for the period	18.f	-	-	-	-	-	-	14,806	14,806
Balances as of March 31, 2021		68,968	-	6,924	13,793	95,515	39,615	28,226	253,041

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the three-month period ended on March 31, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Notes	March 31, 2022	March 31, 2021
Cash flow from operating activities
Net profit for the period		29,223	39,615
Adjustments for:
Depreciation and amortization	9, 10, 11	19,390	7,795
Gain/loss on the sale of property, plant and equipment and intangible assets	9, 10	1,926	81
Interest, monetary variation and exchange rate changes		4,488	1,460
Exchange rate changes and monetary adjustments on accounts payable for business combinations	14	(11,628)	-
Exchange variation on escrow account related to Somo acquisition		3,123	-
Interest on lease	12	2,146	1,376
Unrealized loss (gain) on financial instruments		(4,487)	7,751
Income tax expenses		15,314	20,807
Impairment losses on trade receivables	7	(1,194)	60
Provision for (reversal of) impairment losses on contract assets	19	1,064	3,198
Provision for labor risks	15	571	2
Provision for indemnity		-	(629)
Share-based plan	17.d	1,239	172
Others		-	(1)
Variation in operating assets and liabilities
Trade receivables		21,293	53,734
Contract assets		(78,979)	(106,818)
Recoverable taxes		(3,330)	(1,078)
Tax assets		(15,242)	(7,310)
Judicial deposits		(3,022)	-
Suppliers and other payables		(31,279)	3,693
Salaries and welfare charges		15,553	7,413
Tax liabilities		(901)	(1,431)
Other taxes payable		(682)	849
Contract liabilities		(2,021)	(1,644)
Other receivables and payables, net		(9,529)	(4,159)
Cash generated from operating activities		(46,964)	24,936
Income tax paid		(4,818)	(15,394)
Interest paid on loans and borrowings	12	(19,458)	(1,412)
Interest paid on lease	12	(1,479)	(1,311)
Net cash from operating activities		(72,719)	6,819
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(8,295)	(9,607)
Acquisition of subsidiary net of cash acquired	2.2.a	(242,076)	-
Escrow deposit (acquisition of Somo)	2.2.a	(23,061)	-
Hedge accounting realization		16,134	-
Redemption of financial investments	6.2	350,128	-
Net cash used in investment activities		92,830	(9,607)
Cash flow from financing activities
Exercised stock options	17.a	5,128	-
Payment of lease liabilities	11	(6,084)	(3,647)
Proceeds from loans and borrowings	12	-	22,382
Settlement of derivatives		(381)	-
Payment of loans and borrowings	12	(38,506)	(38,675)
Net cash from financing activities		(39,843)	(19,940)
Net increase/(decrease) in cash and cash equivalents		(19,732)	(22,728)
Cash and cash equivalents as of January 1st		135,727	162,827
Exchange variation effect on cash and cash equivalents		15,832	(7,426)
Cash and cash equivalents as of March 31		131,827	132,673

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

17

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), previously named CI&T Cayman, is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Rua Dr. Ricardo Benetton Martins, 1000, Pólis de Tecnologia, in the City of Campinas, State of São Paulo, Brazil (see note 18.c). As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries where most of the Company’s operations are located. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including Machine Learning, Artificial Intelligence (AI), Analytics, Cloud and Mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Unless otherwise indicated or if the context otherwise requires, all references in these unaudited condensed consolidated interim financial statements to “CI&T Brazil” refer to the subsidiary CI&T Software S.A.

On November 10, 2021, the Company completed its initial public offering (“IPO”) (see note 17) and offered 15,000,000 Class A common shares, of which 11,111,111 were offered by CI&T Inc. and 3,888,889 were offered by certain selling shareholders. The IPO price per Class A common share was US$15.00. On November 15, 2021, the IPO was concluded with the total offering of US$225,000, of which the Group received net proceeds of R$ 860,993 (US$156,667), after deducting the underwriting discounts and commissions. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes. The Group Class A common shares are traded on the New York Stock Exchange, or NYSE, under the symbol “CINT”.

  Corporate restructuring

CI&T Inc. to become the holding entity of CI&T Software S.A. (“CI&T Brazil”) in connection with the initial public offering. Prior to the IPO, CI&T Inc. had not begun operations, had nominal assets and liabilities, and no material contingent liabilities or commitments.

On October 04, 2021, CI&T established, as a sole member, the subsidiary CI&T Delaware LLC (“CI&T Delaware”). The main office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808. On November 8, 2021, all CI&T Brazil’s shares were contributed to CI&T Delaware and, subsequently the CI&T Delaware’s shares were transferred to CI&T Inc. Until this corporate reorganization, CI&T Brazil, an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date.

The Group accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of CI&T Brazil are included in the CI&T’s consolidated financial statements with no fair value uplift. Thus, these unaudited condensed consolidated interim financial statements reflect:

(i)	The historical operating results and financial position of CI&T Brazil prior the restructuring;

18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

(ii)	The assets and liabilities of CI&T Brazil and its then subsidiaries at their historical cost;
(iii)	The number of ordinary shares issued by CI&T, as a result of the restructuring is reflected retroactively to January 1, 2020, for purposes of calculating earnings per share;
(iv)	CI&T Brazil shares were contributed in CI&T Delaware at its book value as at November 8, 2021;
(v)	As the remaining equity reserves of CI&T Brazil are no longer applicable to CI&T, they were added to the initial capital reserve balance (see note 18.c).

2            Business combination

2.1 Business combination - Dextra

On June 26, 2021, the CI&T Brazil entered into a purchase agreement to acquire 100% of the shareholding control of Dextra Investimentos S.A. (“Dextra Holding”) and its subsidiaries (“Dextra Group”). On July 22, 2021, the transaction was approved by the Administrative Council for Economic Defense (CADE). All conditions precedent were met on August 10, 2021, the date on which the closing term of the acquisition was formalized, and the CI&T Brazil obtained the shareholding control of the Dextra Group. Dextra Group is primarily involved in customized software development.

The total consideration of acquisition in the purchase agreement was R$800,000. The Company paid R$ 650,000 on August 10, 2021 and R$ 50,938 on December 02, 2021. The remaining balance will be paid on the first anniversary of the closing date, subject to the application of any purchase price adjustments (note 14). The Management revised the purchase price on the closing date (August 2021) based on the agreement, and reduced the price in the amount of R$ 16,427, thus the total of consideration transferred was R$ 783,573. On March 30, 2022, after new revision and agreement the reduction of adjusted price was confirmed at R$ 14,062.

a)     Consideration transferred on the acquisition date

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	700,938
Accounts payable for business combination (note 14)	82,635
Accounts payable	45,726
Retained amount (i)	30,000
Other	6,909
Total consideration transferred (Note 2.1.d)	783,573

(i)	The amount of R$30,000 related to a portion of the remaining balance payable was retained for any materialized contingencies, which will be paid on the fifth anniversary of the closing date.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,109 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date (August 2021):

Assets	Fair value
Current
Cash and cash equivalents	8,216
Trade receivables (a)	56,313
Recoverable taxes	1,668
Other assets	2,386
Current assets	68,583
Non-current
Recoverable taxes	3,932
Property, plant and equipment	9,149
Intangible assets (i)	148,523
Right-of-use assets	5,414
Non-current assets	167,018
Total assets	235,601

Liabilities	Fair value
Current
Suppliers	5,627
Lease liabilities	3,105
Salaries and welfare charges	23,436
Tax liabilities	10,569
Contract liabilities	1,933
Other liabilities	26
Current liabilities	44,696
Non-current
Other liabilities	18
Lease liabilities	3,035
Non-current liabilities	3,053
Total liabilities	47,749
Total identifiable net assets acquired (Note 2.1.d)	187,852

(a)   Gross contractual amount receivable is R$56,854 and R$541 is not expected to be collected.

(i) According to the purchase price on August 10, 2021:
Fair value
Network software (note 10)	191
Internally developed software (note 10)	22,613
Customer relationship (note 10)	88,961
Non-compete agreement (note 10)	16,257
Brands (note 10)	20,501
Total intangible assets at fair value (note 10)	148,523

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Measurement of fair values

The following fair values have been determined on the assumptions:

  The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 1.4 year.

  The fair value estimate for non-compete agreement was calculated based on the “With and Without” method. Its useful life is 5 years.

  The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 7.4 years.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.1.a	783,573
Fair value of identifiable net assets	2.1c	(187,852)
Goodwill (note 10)		595,721

Goodwill is attributable mainly to the skills and technical talent of Dextra’s work force and the synergies expected to be achieved from integrating the Company. The recognized goodwill is deductible for tax purposes during the merger, which was occurred on December 31, 2021. This tax benefit is occurring from January 2022.

2.2 Business combination - Somo

On January 14, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of Somo Global Ltd ("Somo") and its subsidiaries (“Somo Group”) (see note 18.a), a digital product agency headquartered in the United Kingdom (UK. On January 27, 2022, after all conditions precedent were met, the acquisition was formalized and the Company obtained the shareholding control of the Somo Group. Somo has offices in the UK, USA and Colombia.

The total consideration of acquisition in the purchase agreement was R$ 454,271 as detailed below. The Company paid R$ 363,837 (£47,970), of which R$ 16,134 were related to the exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) designated as hedging instruments (see note 24.a.2), on January 27, 2022.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	340,777
Escrow account	23,061
Retained amount(i) (note 14)	7,206
Earn-out(ii) (note 14)	59,868
Other (note 14)	2,465
Class A common shares issued(iii)	14,037
Total consideration transferred (note 2.2.d)	447,414

(i) The amount of R$ 7,206 (£1,000) is related to a portion of the remaining balance payable was retained for any materialized contingencies. The Company shall prepare and submit to the Seller´s Representative, not later than ninety (90) days after the completion date, a draft of the financial statement (“Draft Completion Statement”). Within thirty (30) days after this submission and if the Seller’s Representative agrees with the Draft Completion Statement, the Company shall pay the amount of R$ 7,206 within ten (10) business day of the final agreement. The price adjustment is under negotiation as agreed per both parties.

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

(ii) The Agreement also contemplates an earn-out clause of up to R$ 59,868 (£8,307) based on future performance (see note 14).

(iii) Issuance of new 225,649 Class A common shares in connection with the transaction, per a total amount of R$ 14,037, issued to electing sellers in accordance with the Agreement.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,601 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	98,701
Trade receivables (a)	38,677
Contract assets	13,359
Recoverable taxes	275
Other assets	2,454
Current assets	153,466
Non-current
Deferred taxes	8,061
Property, plant and equipment (note 9)	2,359
Right-of-use assets	6,800
Intangible assets (i) (note 10)	57,285
Non-current assets	74,505
Total assets	227,971

Liabilities	Fair value
Current
Suppliers and other payables	30,409
Loans and borrowings (note 12)	26,515
Lease liabilities	4,380
Contract liabilities	730
Tax liabilities	3,948
Salaries and welfare charges	9,668
Other liabilities	11,295
Current liabilities	86,945
Non-current
Loans and borrowings (note 12)	15,753
Lease liabilities	2,420
Other liabilities	406
Non-current liabilities	18,579
Total liabilities	105,524
Total identifiable net assets acquired (note 2.2.d)	122,447

(a)      Gross contractual amount receivable is R$38,703 and R$26 is not expected to be collected.

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

(i) According to the purchase price on January 27, 2022:
Fair value
Customer relationship (note 10)	49,539
Brands (note 10)	7,746
Total intangible assets at fair value (note 10)	57,285

Measurement of fair values

The following fair values have been determined on the assumptions:

●     The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the  asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 15 months.

●     The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 227 months.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.2.a	447,414
Fair value of identifiable net assets	2.2.c	(122,447)
Goodwill (note 10)		324,967

Goodwill is attributable mainly to the skills and technical talent of Somo’s work force and the synergies expected to be achieved from integrating the Company (at transaction date £42,566).

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The issuance of these unaudited condensed consolidated interim financial information was authorized by the Company’s Management and Audit Committee on May 18, 2022.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar, Yen, Euro, Australian dollar, Pound sterling and Colombian peso as the Company’s subsidiaries have the following functional currencies: CI&T Brazil has the local currency, the Brazilian Reais, as its functional currency; CI&T Inc (USA) and Somo Global Inc have the local currency, the US dollar, as their functional currency; CI&T Japan Inc has the local currency, Yen, as its functional currency; CI&T Portugal has the local currency, Euro, as its functional currency; CI&T Australia has the local currency, Australian dollar, as its functional currency; CI&T United Kingdom, Somo Global and Somo Custom have the local currency, the Pound sterling, as their functional currency; and Somo Global SAS has the local currency, the Colombian peso, as its functional currency.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively.

a.            Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

●	Note – 11.b - lease term: whether the Group is reasonably certain to exercise extension options;
●	Note – 19 - revenue recognition: whether service revenue is recognized over time or at point in time.

b.            Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next fiscal year is included in the following note:

●	Note 2 – acquisition of subsidiaries: fair value of the consideration transferred, fair value of the assets acquired, and liabilities assumed.

c.            Measurement of fair values

Several of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The Group has established a control framework with respect to the measurement of fair value that includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the accounting standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are classified at different levels in a hierarchy based on the information (inputs) used in the valuation techniques as follows:

●	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities.
●	Level 2: Inputs, except for quoted prices, included in Level 1, which are observable for the asset or liability, either directly (prices) or indirectly (derived from prices).
●	Level 3: Inputs for the asset or liability, which are not based on observable market data (unobservable inputs).

Additional information on the assumptions used to measure fair values is included in the following notes:

●	Note 2 – business combination - acquisition of subsidiaries;
●	Note 17 – share-based payment transactions; and
●	Note 24 – financial instruments.

6            Cash and cash equivalents and financial investments

6.1 Cash and cash equivalents

.	March 31, 2022	December 31, 2021
Cash and cash equivalents	65,807	69,720
Short-term financial investments	66,020	66,007
Total	131,827	135,727

Short-term financial investments are represented by fixed income securities, with interest rate ranging from 75% to 103% on March 31, 2022 (100% to 103% as of December 31, 2021) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

6.2 Financial investments

.	March 31, 2022	December 31, 2021
Financial Investments	405,602	798,786

The changes in the balances are as follows:

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(26,922)
Redemption of financial investments	(350,128)
Hedge accounting realization	(16,134)
Balance as of March 31, 2022	405,602

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

As of March 31, 2022 the balance of R$ 405,602 (US$ 78,070) (R$ 798,786 (US$ 143,139) as of December 31, 2021) is allocated between an interest-bearing account and time deposits. Both instruments are in USD, and they bear interest rates ranging from 0.12% to 0.65% p.a., and such accounts present immediate liquidity. The Company holds USD amount for short-term commitments in same currency. A foreign currency exposure arises from these financial investments held in USD, since the amount may be subject to a significant exchange rate once translated to BRL. Part of the Company’s financial investments is addressed for forecast transactions so hedge accounting is applied to hedge exposures to exchange variations (for further information about cash flow hedge accounting, see note 24).

7            Trade receivables

The balances of trade receivables are presented, as follows:

	March 31, 2022	December 31, 2021
Trade receivables - US market	185,421	226,154
Trade receivables - Brazil market	85,566	101,122
Trade receivables - Other markets	39,594	14,302
(-) Expected credit losses	(201)	(1,059)
Trade receivables, net	310,380	340,519

The balances of trade receivables by maturity date are as follows:

	March 31, 2022	December 31, 2021
Not due	297,325	319,450
Overdue:
from 1 to 60 days (i)	7,613	20,020
61 to 360 days	5,218	1,564
Over 360 days	425	544
Total	310,581	341,578

(i)	As of March 31, 2022, the balance of trade receivables overdue from 1 to 60 days of R$ 7,613 (R$20,020 as of December 31, 2021), refers to a series of individual clients. The Group considers these extensions and delays as expected in its credit risk analysis.

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2022	(1,059)
Provision	(299)
Reversal	297
Write-off	655
Exchange variation	205
Balance as of March 31, 2022	(201)
Balance as of January 1, 2021	(692)
Provision	(75)
Reversal	15
Exchange variation	(5)
Balance as of March 31, 2021	(757)

26

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

8            Other assets

	March 31, 2022	December 31, 2021
Prepaid expenses (a)	32,296	29,743
Rental security deposits	1,832	2,471
Suppliers’ advances	104	162
Other	4,511	592
Total	38,743	32,968
Current	36,234	29,994
Non-current	2,509	2,974
Total	38,743	32,968

(a)	Prepaid expenses are mostly comprised of prepaid insurance, mainly related to directors’ and officers’ liability insurance, consulting, software support prepayments.

9            Property, plant and equipment

.	March 31, 2022	December 31, 2021
IT equipment	39,314	35,230
Furniture and fixtures	5,866	6,283
Leasehold improvements (a)	14,136	16,051
Property, plant and equipment in progress	65	157
Total	59,381	57,721

(a)     Improvements are depreciated on a straight-line basis based over the duration of the lease agreement.

27

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The changes in the balances are as follows:

.	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	In progress	Hardware devices	Total
Cost:
Balance as of January 1, 2021	34,852	12,941	86	28,292	222	487	76,880
Exchange rate changes	100	290	-	857	16	-	1,263
Additions	8,401	63	-	31	155	138	8,788
Disposals	(41)	(33)	(86)	(363)	(44)	-	(567)
Transfers	-	-	-	-	-	-	-
Balance as of March 31, 2021	43,312	13,261	-	28,817	349	625	86,364
Balance as of December 31, 2021	63,640	13,869	-	30,915	157	-	108,581
Exchange rate changes	(1,770)	(531)	-	(1,218)	-	-	(3,519)
Addition due to business combination (note 2.2.c)	2,334	25	-	-	-	-	2,359
Additions	7,868	75	-	26	48	-	8,017
Disposals	(3,301)	(434)	-	(5,079)	(19)	-	(8,833)
Transfers	6	-	-	115	(121)	-	-
Balance as of March 31, 2022	68,777	13,004	-	24,759	65	-	106,605
Depreciation:
Balance as of January 1, 2021	(19,445)	(6,577)	(59)	(11,832)	-	(196)	(38,109)
Exchange rate changes	125	(104)	-	(450)	-	-	(429)
Additions	(1,811)	(376)	(6)	(848)	-	(62)	(3,103)
Disposals	17	30	65	363	-	-	475
Balance as of March 31, 2021	(21,114)	(7,027)	-	(12,767)	-	(258)	(41,166)
Balance as of December 31, 2021	(28,410)	(7,586)	-	(14,864)	-	-	(50,860)
Exchange rate changes	973	188	-	354	-	-	1,515
Additions	(3,770)	(347)	-	(842)	-	-	(4,959)
Disposals	1,744	607	-	4,729	-	-	7,080
Balance as of March 31, 2022	(29,463)	(7,138)	-	(10,623)	-	-	(47,224)
Balance as of:
December 31, 2021	35,230	6,283	-	16,051	157	-	57,721
March 31, 2022	39,314	5,866	-	14,136	65	-	59,381

The Group does not have property, plant or equipment pledged as collateral.

28

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

10            Intangible assets

.	March 31, 2022	December 31, 2021
Network software	2,269	2,399
Internally developed software	3,436	3,911
Software in progress	535	391
Customer relationship (i)	130,714	84,195
Non-compete agreement (i)	13,139	13,897
Brands (i)	18,436	14,541
Subtotal	168,529	119,334
Goodwill (ii)	881,479	619,469
Total	1,050,008	738,803

(i)	Refers to customer relationship, non-compete agreement and brands arising from acquisition of a) Dextra Technologies S.A., on August 10, 2021 (note 2.1.c) and b) Somo Global Ltd, on January 27, 2022 (note 2.2.c).
(ii)	Refers to goodwill arising from acquisitions of: a) Dextra Technologies S.A., on August 10, 2021, in the amount of R$ 595,721 (note 2.1.d); b) acquisition of Comrade Inc. in 2017, in the amount of R$16,678 (R$19,644 as of December 31, 2021), which was merged into the subsidiary CI&T Inc; c) CI&T IN Software Ltda., which was merged into the subsidiary CI&T Software in 2014 in the amount of R$2,871, d) CI&T Japan Inc. in 2015 in the amount of R$ 993 (R$ 1,233 as of December 31, 2021) and e) Somo in 2022 in the amount of R$ 265,215 (R$ 324,967 as of January, 27, 2022).

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2021	9,732	13,351	115	-	-	-	14,570	37,768
Exchange rate changes	37	-	-	-	-	-	-	37
Additions	64	479	248	-	-	-	-	791
Balance as of March 31, 2021	9,833	13,830	363	-	-	-	14,570	38,596
Balance as of December 31, 2021	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination Somo (note 2.2)	-	-	-	49,539	-	7,746	324,967	382,252
Exchange rate changes	(78)	-	-	-	-	-	(62,957)	(63,035)
Additions	52	-	226	-	-	-	-	278
Write-off	(731)	-	(32)	-	-	-	-	(763)
Transfers	50	-	(50)	-	-	-	-	-
Balance as of March 31, 2022	11,235	16,581	535	138,500	13,462	28,247	881,479	1,090,039
Amortization:
Balance as of January 1, 2021	(8,636)	(10,966)	-	-	-	-	-	(19,602)
Exchange rate changes	(28)	-	-	-	-	-	-	(28)
Additions	(150)	(375)	-	-	-	-	-	(525)
Balance as of March 31, 2021	(8,814)	(11,341)	-	-	-	-	-	(20,155)
Balance as of December 31, 2021	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	96	-	-	-	-	-	-	96
Additions	(260)	(475)	-	(3,020)	(758)	(3,851)	-	(8,364)
Write-off	741	-	-	-	-	-	-	741
Balance as of March 31, 2022	(8,966)	(13,145)	-	(7,786)	(323)	(9,811)	-	(40,031)
Balance at:
December 31, 2021	2,399	3,911	391	84,195	13,897	14,541	619,469	738,803
March 31, 2022	2,269	3,436	535	130,714	13,139	18,436	881,479	1,050,008

Impairment test – Goodwill

For the period ended March 31, 2022, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

11            Leases

            Right-of-use assets

.	March 31, 2022	December 31, 2021
Properties	67,945	69,441
Vehicles	6,117	4,173
IT equipment	142	213
Total	74,204	73,827

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remained rental expenses for the period totaled R$ 1,717 as of March 31, 2022 (R$ 1,797 as of March 31, 2021).

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2021	88,549	5,008	851	94,408
Exchange rate changes	3,623	20	-	3,643
Additions	4,650	600	-	5,250
Derecognition of right-of-use assets	(1,155)	(295)	-	(1,450)
Balance on March 31, 2021	95,667	5,333	851	101,851
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions for business combination	6,800	-	-	6,800
Exchange rate changes	(1,073)	-	-	(1,073)
Additions	2,209	2,637	-	4,846
Derecognition of right-of-use assets	(340)	(469)	-	(809)
Balance on March 31, 2022	115,236	8,540	851	124,627
Depreciation:
Initial amount on January 1, 2021	(22,090)	(2,199)	(354)	(24,643)
Exchange rate changes	(897)	(12)	-	(909)
Depreciation	(3,561)	(500)	(72)	(4,133)
Derecognition of right-of-use assets	1,155	198	-	1,353
Balance on March 31, 2021	(25,393)	(2,513)	(426)	(28,332)
Balance on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	(3,732)	-	-	(3,732)
Depreciation	(5,359)	(637)	(71)	(6,067)
Derecognition of right-of-use assets	-	413	-	413
Balance on March 31, 2022	(47,291)	(2,423)	(709)	(50,423)
Net balance at:
December 31, 2021	69,440	4,173	213	73,826
March 31, 2022	67,945	6,117	142	74,204

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

  Lease liabilities

	Average discount rate (per year)	March 31, 2022	December 31, 2021
Properties	9.19% (2021: 10.88%)	75,815	77,366
Vehicles	15.71% (2021: 14.54%)	6,527	4,285
IT equipment	7.70% (2021: 7.70%)	162	237
Total		82,504	81,888
Current		25,998	21,214
Non-current		56,506	60,674
Total		82,504	81,888

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

12            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate per year (%)	Year of maturity	March 31, 2022	December 31, 2021
Itaú (i)	USD	4.82% p.a.	2022	1,140	2,349
Bradesco (i)	BRL	CDI + 3.57% / CDI + 1.10%	2023	9,180	11,684
Citibank - CI&T Inc. (iii)	USD	Libor 3 months rate + 1.90%	2022	9,480	11,164
Banco do Brasil (ii)	USD	2.37% p.a.	2022	48,292	56,551
Citibank (ii)	USD	2.28% p.a. / 2.47% p.a.	2022	24,187	28,328
Santander Bank S/A (iv)	BRL	CDI + 1.60% p.a.	2026	204,935	204,047
Bradesco (i)	BRL	CDI + 1.75%	2026	307,970	306,417
Citibank (ii)	USD	Libor 3 months rate + 2.07%	2026	142,792	168,169
Total				747,976	788,709

(i)	Export credit note - NCE: Refers to financing to export software development services.
(ii)	Advance on Foreign Exchange Contract (ACC).
(iii)	Refers to Revolving Credit Facility.
(iv)	Refers to Law 4131 - Foreign currency loans granted by the banks abroad to a Brazilian company.

These balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	March 31, 2022	December 31, 2021
Current	168,547	164,403
Non-current	579,429	624,306
Total	747,976	788,709

The principal balances of long-term loans and borrowings as of March 31, 2022, mature as follows:

2023	86,114
2024	138,141
2025	190,605
2026	164,569
Non-current liabilities	579,429

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Net Equity	Total
	Loans and borrowings	Leases (note 11.b)	Reserves
Balance as of December 31, 2021	788,709	81,888	1,052,042	1,922,639
Changes in cash flow from financing activities
Loans, borrowings and lease liabilities payments	(38,506)	(6,084)	-	(44,590)
Proceeds from exercise of share options	-	-	5,128	5,128
Total changes in cash flow from financing activities	(38,506)	(6,084)	5,128	(39,462)
Exchange rate changes	(2,604)	(5,174)	-	(7,778)
Other changes - liabilities
Additions due to business combination (note 2.2.c)	42,268	6,800	-	49,068
New leases	-	4,847	-	4,847
Interest expenses	15,990	2,146	-	18,136
Interest paid	(19,458)	(1,479)	-	(20,937)
Other borrowing/lease costs	(38,423)	(195)	-	(38,618)
Lease write-offs	-	(245)	-	(245)
Total other changes - liabilities	377	11,874	-	12,251
Total other changes - equity	-	-	43,408	43,408
Balance as of March 31, 2022	747,976	82,504	1,100,578	1,931,058

	Liabilities	Leases	Net Equity	Total
	Loans and financing	Leases (Note 11.b)	Reserves
Balance as of January 1, 2021	89,230	75,228	116,072	280,530
Changes in cash flow from financing activities
Proceeds from loans and borrowings	22,382	-	-	22,382
Loan and borrowings payments, and lease payments	(38,675)	(3,647)	-	(42,322)
Total changes in financing cash flows	(16,293)	(3,647)	-	(19,940)
Effect of changes in exchange rates	1,105	2,909	-	4,014
Other changes - related to liabilities
New leases	-	5,250	-	5,250
Interest expense	558	1,376	-	1,934
Interest paid	(1,412)	(1,311)	-	(2,723)
Other costs	902	-	-	902
Lease write-offs	-	(97)	-	(97)
Total other changes related to liabilities	48	5,218	-	5,266
Total other changes related to equity	-	-	39,773	39,773
Balance as of March 31, 2021	74,090	79,708	155,845	309,643

Loans and borrowings covenants

The loans and borrowings described above are subject to covenants, which establish the early maturity of debts. Some of the Group’s debt contracts have covenants that require to maintain certain ratios, such as Net Debt to EBITDA (Earnings Before Interest, Depreciation and Amortization).

In addition, early maturity of the loans could be caused by:

—	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, except for the prior consent from the creditor, and if it does not affect the liquidity capacity of this instrument.
—	Failure to send the annual financial statements within 180 days of the fiscal year-end.

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

13            Salaries and welfare charges

	March 31, 2022	December 31, 2021
Salaries	31,229	31,342
Accrued vacation and charges	95,565	83,750
Accrued (13th) salary	16,304	-
Bonus	65,733	72,810
Withholding income tax	18,645	20,604
Payroll charges (social contributions)	16,347	18,124
Others	9,476	7,543
Total	253,299	234,173

The table below shows the movement of the bonus accrual:

	2022
	Balance as of January 1, 2022	Addition	Addition due to business combination (*)	Payment	Effect of movements in exchange rates	Balance as of March 31, 2022
Bonus	72,810	17,534	675	(18,680)	(6,606)	65,733

	2021
	Balance as of January 1, 2021	Addition	Payment		Effect of movements in exchange rates	Balance as of March 31, 2021
Bonus	52,312	11,848	(15,675)		(10,802)	37,683

(*)Refers to business combination of Somo on January, 27 2022 (note 2.2).

14            Accounts payable for business combination

	March 31, 2022	December 31, 2021
Dextra (note 2.1)
Acquisition cost	50,515	48,817
Retained amount	31,262	30,000
Other	8,347	6,909
	90,124	85,726
Somo (note 2.2)
Earn-out	50,305	-
Escrow account	19,938	-
Retained amount	6,231	-
Other	2,465	-
	78,939	-
Current	109,555	48,923
Non-current	59,508	36,803
Total	169,063	85,726

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The table below shows the movement of the accounts payable for business combination:

	2022
	Balance as of January 1, 2022	Monetary adjustment	Price adjustment review (*)	Acquisition of Somo (note 2.2)	Exchange variation	Balance as of March 31, 2022
Accounts payable for business combination (note 2)	85,726	2,033	2,365	92,600	(13,661)	169,063

	2021
	Balance as of January 1, 2021	Acquisition of Dextra*	Monetary adjustment	Payment	Balance as of December 31, 2021
Accounts payable for business combination	-	133,573	3,091	(50,938)	85,726

(*) The Management revised the purchase price on the closing date based related to the acquisition of Dextra Investimentos S.A. and reduced the price based in the amount of R$ 16,427, thus the total of consideration transferred was R$ 783,573. After the revision and agreement with the sellers, on March 30, 2022, the reduction of adjusted price was agreed in the amount of R$ 14,062, resulting in an increased in the balance to payable of R$2,365.

15            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

0	Balance as of January 1, 2021	Provisions	Balance as of December 31, 2021	Provisions	Reversal	Charges	Payments	Balance as of March 31, 2022
Tax	11	120	131	69	-	-	-	200
Labor	150	352	502	840	(338)	(11)	(4)	989
Total Provisions	161	472	633	909	(338)	(11)	(4)	1,189

The main labor lawsuits referred to above refer to the compliance with minimum quota of employees with disabilities and lack of control over working hours.

As of March 31, 2022, the Group’s judicial deposits totaled R$ 6,101 (R$ 3,079 as of December 31, 2021), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 6,011 (R$ 2,933 as of December 31, 2021) refer to tax lawsuits, R$142 (R$142 as of December 31, 2021) refer to labor lawsuits and R$ 4 (R$ 4 as of December 31, 2021) refers to civil lawsuits.

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 4,289 as of March 31, 2022 (R$ 4,292 as of December 31, 2021) of which R$ 4,228 related to lawsuits assumed in the business combination with Dextra Group.

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The significant lawsuits assessed as possible loss refer to:

(i)	The labor infraction notices that addresses the hiring of employees with disabilities. The Group filed an administrative defense, but the notice was maintained. In February 2019, the Group appealed at administrative level and is awaiting the review.
(ii)	Tax lawsuits related to non-contribution tax credits referring to payroll in the period from January 1 to December 31, 2011.
(iii)	Civil lawsuit regarding an employee claiming alleged breach of employment contract by Dextra, therefore, requiring receipt of double amounts (undue refund).

16            Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee (note 24.2.c).

Additionally, the Group offers its employees the option to adhere to a private pension plan to which voluntary contributions are made. For CI&T Brazil, the contributions are made exclusively by the participants; for CI&T US, CI&T UK and CI&T Canada the companies contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

17            Stock option plan

 a.           Plan in force

On March 30, 2020, the Board of Directors approved the 1st and 2nd stock option programs and, on February 26, 2021, approved the 3rd and 4th stock option programs, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity and cash.

On October 29, 2021, in connection with a restructuring (see note 1.a), the Board of Directors approved the migration of the plan from the subsidiary CI&T Brazil to the Company. The Company recognized to the rights of each participant accrued under the corresponding plan and related programs and shall assume all obligations of CI&T Brazil under such plan. Since that, the Company remeasured the fair value of the stock options granted, both of the Company and of the subsidiary CI&T Brazil on the date of the plan migration. The remeasurement to fair value of the stock options granted was immaterial.

The options already granted become options granted under the CI&T Cayman Plan, provided that each option shall confer the right to acquire one class A common share issued by Company.

Considering that the number of shares forming Company’s capital stock is approximately 68.14 times the number of shares forming the subsidiary CI&T Brazil, the number of granted options and the exercise price were adjusted in the same proportion.

Stock option program (equity settled)

The following are the general conditions of the Group’s stock option plan:

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Characteristics of the plans:	Equity-settled
	1st and 2nd Program		3rd Program	4th Program
Grant date	01/04/2020		01/04/2021	01/04/2021
Exercise Period:	6.8 years	(i)	5.8 years	5.8 years	(i)
Exercise	-	(i)	-	-	(i)
Limit date	01/01/2027	(i)	01/01/2027	01/01/2027	(i)

Activity of stock option number
(+) Total number of granted options	3,940,478		666,616	187,820
(-) Canceled options	78,360		-	19,900
(-) Exercised options	385,712		32,756	10,027
(=) Number of options not exercised	3,476,406	(ii)	633,860	157,893	(ii)
(=) Number of outstanding options on 03/31/2022	3,476,806		633,860	157,893
(=) Number of exercisable options on 03/31/2022	1,902,444		-	-

Inputs used in the measurement
Exercise price (in reais)	9.58	(ii)	19.84	19.84	(ii)
Share price on the grant date (in reais)	21.68	(v)	21.68	21.68	(v)
Volatility (% p.a.)	24.19%	(iv)	27.73%	27.73%	(iv)
Interest rate (% p.a.)	1.53%		2.66%	2.66%
Option value (in reais)	0.48	(iii)	1,81	1,85	(iii)
Remaining average term (expected lifetime)	3.7 years	(vi)	4.3 years	4.3 years

Effects on income for the year:
Total expense attributed to the granting of options (R$)	1,846		1,275	298
Expenses incurred until December 31, 2020 (R$)	142		-	-
Expenses incurred until December 31, 2021 (R$)	668		251	48
Expenses incurred until March 31, 2022 (R$) (note 17.e)	69		64	11
Expenses to incur	967		960	239

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.
(ii)	Price established was based on valuation at the time the options are granted.
(iii)	Fair value based on the Black-Scholes method.
(iv)	The expected volatility was estimated based on the historical volatility of the comparable Companies share price.
(v)	The share price was determined based on valuation prepared by the Group on the date of plan migration.
(vi)	Average calculated considering that, according to the definition of the plan, 25% of the options can be exercised before the vesting period.

The Board of Directors is entitled to select the participants of the program, at its sole discretion, among the Management, executives, employees and service providers of the Company and its subsidiaries. Additionally, the Board of Directors defines the terms of each program, when the option granted to the participants will become eligible for exercise (“vesting period”), including the possibility of anticipating the vesting period.

The fair value of the stock options granted is estimated on the grant date, based on the Black-Scholes model, which considers the terms and conditions for granting the shares.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

On October 29, 2021, as a result of the corporate reorganization, the exercise price of the options changed from R$ 653.21 to R$ 9.58 for the 1st and 2nd programs and changed from R$ 1,352.00 to R$ 19.84 for the 3rd and 4th programs, to be updated according to the official national price index (IPCA / IBGE). The participants must pay the exercise price in cash and the program does not provide for alternatives for paying cash back to participants.

In the period from January to March 2022, 428,495 ordinary shares were issued as a result of the exercise of vested options arising from the share option programs (see note 18.a). Options were exercised at a price of R$ 10,89 for 1st and 2nd stock option programs and R$ 21,68 for 3rd and 4th stock option programs.

In the year ended on March 31, 2022, the Group recognized in the statement of profit or loss an amount of R$ 144 (R$ 53 as of March 31, 2021), see details in item “e”.

b.            Stock option program (settled in cash)

As described above, stock option program settled in cash was also migrated from the subsidiary CI&T Brazil to the Company. The number of granted options was proportionally adjusted by the equivalent of the Company's shares.

The amount to be settled in cash is based on the increase of the Group’s share price between the grant date and the exercise date.

	Payable in cash
Granting date	04/2020		10/2021
Exercise Period:	6.8 years	(i)	5.2 years	(i)
Exercise Date	-	(i)	-	(i)
Limit date for exercising the options	01/01/2027	(i)	01/01/2027	(i)
Total number of options granted	69,774		12,130
Liabilities carrying amount as of December 31, 2021	1,307		52

(i)        Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

c.            Shares granted to executive officers

In August 2017, the Company granted to the former controlling shareholders of the subsidiary Comrade, Inc. (later merged into CI&T, Inc.) the right to receive 16,530 shares. Comrade’s shareholders became executives of the Group, and the granting of the shares is conditioned to continuing employment in the Group for a period of four years from the acquisition date of Comrade. The fair value of the shares was estimated on the acquisition date of the subsidiary, using the “Black-Scholes” pricing model, in the amount of R$ 5,120.

As of March 31, 2022, there was no impact on profit or loss (R$104 as of March 31, 2021), see details below in item “c” – expenses recognized in profit or loss.

On October 8, 2021, the executive officers exercised the options through the issuance of 16,530 new common shares, with no par value, at the total issuance price of R$ 28,697, subscribed by McMillian Family Trust. The subscribed shares were paid through the transfer of 15,896 shares issued by the subsidiary CI&T Inc to the subsidiary CI&T Brazil.

d.            Expenses recognized in profit or loss

	March 31, 2022	March 31, 2021
Plan in force:
Equity settled	144	53
Cash settled	1,095	15
Shares granted to executives’ officers	-	104
Expenses recognized in profit or loss (note 20)	1,239	172
Other effects in shareholders’ equity
Total	1,239	172
(-) Effect of cash settled	(1,095)	(15)
Effect of movements in exchange rates	-	3
Total shareholders’ equity	144	160

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

18            Equity

a.            Share capital

	March 31, 2022	December 31, 2021
Number of ordinary nominative shares	132,852,040	132,197,896
Par value	0.00027	0.00027
Share capital	37	36

As of March 31, 2022 the total issued share capital of R$ 37 (R$36 as of December 31, 2021) is divided into 132,852,040 common shares (132,197,896 as of December 31, 2021).

Those common shares are divided into 15,654,144 Class A common shares, including 225,649 Class A common shares that were issued as part of the payment for the Somo acquisition in January 2022 (see note 2.2) and 428,495 Class A common shares issued in the first quarter of 2022 in connection with our stock option plan (see note 17), and 117,197,896 Class B common shares.

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.            Share premium

The share premium refers to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

c.            Capital reserve

Corporate restructuring

As described in note 1.a above, CI&T completed its corporate restructuring in November 2021. CI&T Brazil ceased to be ultimate parent company, and CI&T (non-operating holding company) became the ultimate parent company. This transaction occurred through the transfer of the shares of its shareholders from CI&T Brazil to CI&T Delaware and, subsequently, to CI&T, which resulted in the capital increase of 121,086,781 shares at par value of R$ 0.00027 per share.

Share-based compensation

The Group has share-based compensation plans that are accounted as Capital reserve.

Share issuance costs

In 2021, the Company incurred incremental costs directly attributable to the public offering, recorded in the Capital reserve.

40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

d.            Earnings reserves

	March 31, 2022	December 31, 2021
Retained earnings reserve	125,957	125,957
Retained earnings – net profit for the period	29,223	-
Total retained earnings	155,180	125,957

The application of earnings reserves will be decided at the Annual and Extraordinary Shareholders’ Meeting.

e.            Dividends and interest on shareholders’ equity

As of March 31, 2022, the Company had no dividends liability. The approvals and payments of dividends and interest on shareholder´s equity occurred before the corporate reorganization, during 2021.

f.            Other comprehensive income

Translation differences

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

Cash flow hedges

As mentioned on note 24, in January 2022, the Company decided to apply hedge accounting for financial instruments (non-derivates), with the purpose of hedging exchange rates in transactions related to highly probable risk operations. The movement of exchange variation to be realized by future investments in acquisition is accumulated in other comprehensive income.

19            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	March 31, 2022	March 31, 2021
Software development revenue	470,662	284,441
Software maintenance revenue	13,380	6,637
Revenue from software license agent	249	542
Consulting revenue	5,173	4,048
Other revenue	2,408	624
Total net revenue	491,872	296,292

The following table sets forth the net revenue by industry vertical for the periods indicated:

.	March 31, 2022	March 31, 2021
By Industry Vertical
Financial services	153,598	98,821
Food and beverages	94,068	84,056
Technology, media, and telecom	67,753	32,349
Pharmaceuticals and cosmetics	63,422	41,806
Retail and manufacturing	35,430	15,978
Education and services	19,688	12,191
Logistic and Transportation	17,036	5,232
Others	40,877	5,859
Total net revenue	491,872	296,292

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Performance obligations and revenue recognition policies

The revenue is measure based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

Type of service	Nature and timing of performance obligations	Revenue recognition in accordance with IFRS 15
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin.

Invoices are issued in accordance with contractual terms and are usually paid on average in 70 days. Unbilled amounts are presented as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Software License Agency

The Group acts as an agent in software license agreements between the developer and the customer.

Invoices (related to agency fees) are issued in accordance with the contractual terms and are generally paid on average within 45 days.

Revenue related to fees as agent is recognized when contracts are entered into.

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

.	March 31, 2022	December 31, 2021
Local market	127,744	80,107
Foreign market	87,032	55,194
(-) Expected credit losses from contract assets	(1,800)	(913)
Total	212,976	134,388

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2021	(675)
Reversal (Provision)	(3,198)
Effect of movements in exchange rates	(16)
Balance as of March 31, 2021	(3,889)
Reversal (Provision)	2,981
Effect of movements in exchange rates	(5)
Balance as of December 31, 2021	(913)
(Provision)	(1,064)
Effect of movements in exchange rates	177
Balance as of March 31, 2022	(1,800)

20            Expenses by nature

Information on the nature of expenses recognized in the condensed consolidated interim statement of profit or loss is presented below:

.	March 31, 2022	March 31, 2021
Employee expenses	(365,596)	(199,990)
Third-party services and other inputs	(24,226)	(14,807)
Depreciation and amortization (a)	(19,390)	(7,795)
Insurance	(4,107)	(250)
Short-term leases	(1,717)	(1,797)
Travel expenses	(1,378)	(258)
Training	(1,275)	(764)
Stock options (b)	(1,239)	(173)
Expected credit loss	(1,066)	(3,258)
Consulting (c)	(2,695)	(225)
Other costs and expenses	(7,934)	(5,428)
Total	(430,623)	(234,745)

Disclosed as:
Costs of services provided	(328,992)	(188,372)
Selling expenses	(35,129)	(18,979)
General and administrative expenses	(64,921)	(25,726)
Research and technological innovation expenses	-	(4)
Impairment loss on trade receivables and contract assets	(1,066)	(3,258)
Other income (expenses) net	(515)	1,594
Total	(430,623)	(234,745)
(a)	Depreciation and amortization include R$ 9,318 (R$ 6,225 as of March 31, 2021) classified as cost of services and R$ 10,072 (R$ 1,570 as of March 31, 2021) as expenses.
(b)	Stock options include R$ 1,182 (R$ 52 as of March 31, 2021) classified as cost of services and R$ 57 (R$ 121 as of March 31, 2021) as expenses.
(c)	Consulting expenses in the total amount of R$ 2,695 (R$ 225 as of March 31, 2021) related to acquisitions.

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

21            Net finance costs

.	March 31, 2022	March 31, 2021
Finance income:
Income from financial investments	1,384	418
Foreign-exchange gain (a)	62,034	8,283
Gains on derivatives	5,801	275
Interest received	200	38
Positive monetary variation	4	-
Other finance income	159	35
Total	69,582	9,049
Finance costs:
Exchange variation loss (b)	(60,688)	(1,574)
Loss on derivatives	(805)	(7,066)
Interest and charges on loans and leases (note 12) (c)	(18,137)	(1,934)
Bank guarantee expenses	-	(9)
Negative monetary variation	(2,033)	-
Other finance costs	(4,631)	(163)
Total	(86,294)	(10,746)
Net finance costs	(16,712)	(1,697)

(a)	The main increase in foreign exchange gains is related to the Group functional currency translation of R$10,811 and related to the Group trading and financial operations translation of R$51,223 (R$8,283 in March 2021).
(b)	The main variation in foreign exchange loss is related to the Group functional currency translation of R$ 38,092 and loss related to the Group trading and financial operations translations of R$ 22,596 (R$ 1,574 as of March, 2021).
(c)	The main variation of the interest and charges on loans and leases is related to loans for Dextra acquisition of R$ 15,934.

22            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the three-month period ended March 31, 2022 and for the three-month period ended March 31, 2021 was 34%.

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

23            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

	March 31, 2022	March 31, 2021
Numerator
Profit attributable to holders of common shares	29,223	39,615
Denominator
Weighted average number of basic shares held by shareholders	132,639,430	119,960,383
Earnings per share – basic	0.22	0.33

Numerator
Profit attributable to holders of common shares	29,223	39,615
Denominator
Weighted average number of diluted shares held by shareholders	132,963,392	123,663,075
Net earnings per share – diluted	0.22	0.32

Weighted average number of common shares

	March 31, 2022	March 31, 2021
Weighted average common shares (basic)	132,639,430	119,960,383
Effect of stock options when exercised	323,962	3,702,692
Weighted average number of common shares	132,963,392	123,663,075

24            Financial instruments and risk management

24.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. These instruments are managed to assure liquidity and profitability. The control policy consists of monitoring the terms contracted against the terms and condition current in the market. The Company does not make investments of a speculative nature in derivatives or any other risk assets (see note 6.2).

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

●	Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
●	Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. Their carrying amount is a reasonable approximation of fair value.
●	Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
●	Derivative financial instruments: The Group used derivative financial instruments to manage the interest rate risk exposure. This risk arises from the possibility of the Group incurring losses because of interest rate fluctuations that increase finance costs related to loans. Since April, 2021, the Group has decided to not engage in new derivative agreements to manage the foreign exchange risk exposure. Existing contracts were maintained: NDFs — non-deliverable forwards are used for operations with derivative instruments, for the discounted cash flow model for fair value calculation, with future dollar and interest assumptions obtained at B3 — Brasil, Bolsa, Balcão. Black and Scholes fair value statistical model is used for transactions with currency option (dollar), with future dollar and interest assumption obtained at B3. The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of USD Libor 3M, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position, both are estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

45

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	March 31, 2022
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	131,827	-	-	131,827
Financial investments	405,602	-	-	405,602
Trade receivables	310,380	-	-	310,380
Contract assets	212,976	-	-	212,976
Derivatives	-	5,230	-	5,230
Other assets	36,378	-	-	36,378
	1,097,163	5,230	-	1,102,393

Financial liabilities
Suppliers and other payables	23,672	-	-	23,672
Loans and borrowings	747,976	-	-	747,976
Lease liabilities	82,504	-	-	82,504
Accounts payable for business combination	169,063	-	-	169,063
Non-derivatives financial instruments	-	-	35,724	35,724
Contract liabilities	11,143	-	-	11,143
Other liabilities	20,034	-	-	20,034
	1,054,392	-	35,724	1,090,116

	December 31, 2021
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	135,727	-	-	135,727
Financial investments	798,786	-	-	798,786
Trade receivables	340,519	-	-	340,519
Contract assets	134,388	-	-	134,388
Derivatives	-	896	-	896
Other assets	32,968	-	-	32,949
	1,442,388	896	-	1,443,265

Financial liabilities
Suppliers and other payables	33,566	-	-	33,566
Loans and borrowings	788,709	-	-	788,709
Lease liabilities	81,888	-	-	81,888
Accounts payable for business combination	85,726	-	-	85,726
Derivatives	-	535	-	535
Contract liabilities	13,722	-	-	13,722
Other liabilities	15,329	-	-	15,329
	1,018,940	535	-	1,019,475

46

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

24.2            Financial risk management

The Group’s operations are subject to the following risk factors:

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in national economic policy, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1            Foreign currency – Exchange rate changes

Foreign currency risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, therefore, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, therefore, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its Financial Investments, suppliers and other payables, trade receivables, loans and borrowings, lease liabilities and derivatives. See the total amount exposure to foreign currency in note 24.a.2.

a.2            Cash flow hedge for the Group's future investments:

In January 2022, the Group decided to apply hedge accounting for certain financial instruments (non-derivatives) (see note 2.2.), with the purpose of hedging exchange rates in transactions related to highly probable risk operations.

Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designates hedge relationships between “highly probable future acquisitions” (hedged item) and non-derivative US dollar financial investments (hedging instruments), in order to their exchange effects are recognized at the same time in the statements of profit or loss.

Exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) are designated as hedging instruments. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.

At January 3rd, 2022, the Company has designated hedge relationships “highly probable future acquisitions” and non-derivative US dollar financial investment per a total amount of US$ 104,615. On January 27, 2021, as mentioned in note 2.2, the Company has acquired the Somo Group. In connection with this acquisition, an amount of US$64,615 was realized to investments. The remaining balance of US$40,000 as of March 31, 2022 is still aligned to highly probable future acquisitions for the year of 2022. The Group monitors on the monthly basis the relationships between the hedge item and hedging instruments.

See below the movement of exchange variation accumulated in other comprehensive income as of March 31, 2022, realized by investments in acquisitions and to be realized by future investments in acquisitions:

Exchange variation
Balance as of December 31, 2021	-
Recognized in equity	(51,858)
Transfer realized to investments in acquisitions	16,134
Balance as of March 31, 2022	(35,724)

47

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

As of March 31, 2022, the annual expectation of realization of the exchange variation balance accumulated in equity is R$ 17,168.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable future acquisitions” of each month and the proportions of cash flows from financial investments made abroad, used in each relationship and individual hedge, have the same face value in US dollars. The Company considers as “highly probable future acquisitions” only a part of its total planned acquisitions.

The exposure of the Group's future investments in acquisitions in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars financial investments (asset position) to the same type of risk.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

Hedge relationships may be discontinued and/or restarted in compliance with the risk management strategy. In this sense, such evaluations are carried out quarterly. In such hedges, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in equity, in other comprehensive income, and transferred to statements of profit or loss when the hedged item affects profit or loss for the period. If the future investments (hedged item) are no longer considered highly probable, the hedge relationship is revoked, and the exchange variation accumulated up to the date of revocation is reclassified to profit or loss.

Additionally, when a financial instrument designated as a hedging instrument expires or is settled, the Group may replace it with another financial instrument, in order to ensure the continuity of the hedging relationship. Similarly, when a transaction designated as a hedged item takes place, the Group may designate the financial instrument that hedged that transaction as a hedging instrument in a new hedging relationship. The ineffective portion of exchange rate variations arising from hedging instruments is recorded in the financial result for the period. The Group decided to apply cash flow hedge accounting and financial instruments designated for hedge accounting were classified as cash flow hedges. The effective amount of gain or loss on the instrument is accounted for under the heading “Other comprehensive income” and the ineffective amount under the heading of “Profit or loss”, with the accumulated gains and losses recognized in profit or loss or balance sheet.

	March 31, 2022		December 31, 2021
	USD	Other	USD	Other
Financial investments	180,366	-	798,786	-
Suppliers and other payables	(3,305)	(3,041)	(8,763)	(722)
Trade receivables	191,599	33,415	233,724	7,273
Loans and borrowings	(225,891)	-	(266,561)	-
Lease liabilities	(28,422)	(4,398)	(32,159)	(962)
Derivatives	5,230	-	361	-
Net exposure	119,577	25,976	725,388	5,589

a.3            Exchange rate risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

a.4            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

48

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and loans and borrowings.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially, through the contracting of derivative financial instruments and natural hedge, balancing financial assets and liabilities in foreign currency. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)	Probable scenario: The Group’s projections, based on internal and external data, considered: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments, whose average was 11.74% for CDI and loans and borrowings, whose average was 1.43% for Libor (only applicable for some loans and borrowings); (ii) the exchange rate of R$5.20 USD, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.
(ii)	Adverse scenario: The adverse scenario rate is half the difference between the probable rate and the remote rate.
(iii)	Remote scenario: the highest projection expected by the Company for the next 12 months.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was March 31, 2022, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Short-term financial investments	Interest rate increase - CDI	66,020	11.65%	11.74%	12.29%	12.84%
				7,751	8,114	8,477
Loans and borrowings	Interest rate increase - CDI	(595,704)	11.65%	11.74%	12,29%	12,84%
				(69,936)	(73,212)	(76,488)
Loans and borrowings	Interest rate increase - Libor	(152,272)	0.24	1.43%	2.32%	3.22%
				(2,174)	(3,533)	(4,903)
Derivatives (interest rate swap)	Interest rate increase - Libor	142,792	0.24	1,43%	2,3200%	3,22%
				2,038	3,313	4,598
Effect on earnings (reduction)				589	4,861	9,145

49

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

Sensitivity analysis for exchange rate risk

Operation
	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - USD		5,2017	5,3005	5,3994
Financial investments		38,070	17,663	17,999	18,683
Suppliers and other payables		(695)	(310)	(316)	(328)
Trade receivables		40,407	18,586	18,939	19,659
Loans and borrowings		(47,633)	(21,882)	(22,298)	(23,145)
Lease liabilities		(5,999)	(2,783)	(2,836)	(2,944)
Effect on earnings (increase)			11,274	11,488	11,925

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyses the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 128,775 on March 31, 2022 (R$ 135,727 as of December 31, 2021) and financial investments of R$ 405,602 at March 31, 2022 (R$ 798,786 as of December 31, 2021). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	March 31, 2022	December 31, 2021
Hedge financial instruments	5,230	896
Cash and cash equivalents	131,827	135,727
Financial investments	405,602	798,786
Trade receivables	310,380	340,519
Contract assets	212,976	134,388
Other receivables (current and non-current)	38,743	32,949

50

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

At 31 March 2022, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	March 31, 2022	December 31, 2021
NAE (North America and Europe)	324,322	297,430
North America	268,737	287,992
Europe	55,585	9,438
LATAM (Latin America)	232,131	202,528
APJ (Asia, Pacific and Japan)	5,646	7,917
Total	562,099	507,875

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions, and other indebtedness such as working capital agreements in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 12.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years	More than 5 years
Non-derivative financial liabilities
Trade payables	23,672	23,672	23,672	-	-	-	-
Loans and borrowings	747,976	943,035	134,395	90,495	170,547	547,598	-
Lease liabilities	82,504	94,611	15,743	15,299	27,001	34,343	2,225
Accounts payable for business combination	169,063	190,039	61,620	51,761	10,212	54,607	11,839
Contract liabilities	11,143	11,143	11,143	-	-	-	-
Other payables (current and non-current)	20,034	20,034	20,034	-	-	-	-
Non-derivatives financial instruments	35,724	35,724	35,724	-	-	-	-
	1,090,116	1,318,258	302,331	157,555	207,760	636,548	14,064

51

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

	2021
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-6 years
Non-derivative financial liabilities
Trade payables	33,566	33,566	33,566	-	-	-
Loans and borrowings	788,709	974,942	136,161	88,045	171,022	579,714
Lease liabilities	81,888	87,662	12,435	12,251	22,284	40,682
Accounts payable for business combination	85,726	85,726	1,064	47,860	12,179	24,623
Contract liabilities	13,722	13,722	13,722	-	-	-
Other payables (current and non-current)	15,329	15,329	15,329	-	-	-
Derivatives	535	535	535	-	-	-
	1,019,475	1,211,482	212,812	148,156	205,485	645,019

Bank credit lines

	March 31, 2022	December 31, 2021
Used	9,476	11,161
Not used	40,271	47,434
	49,747	58,595

The Group has credit lines credit lines for working capital with the banks HSBC and Citibank, in the amount of US$10,500 or R$49,747, at the exchange rate of 4.7378, the commercial selling rate for U.S. dollars as of March 31, 2022, as reported by the Brazilian Central Bank, partially used (note 12).

24.3            Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures. As of March 31, 2022, the Group no more entered into purchase and sale agreement for derivative financial instruments (NDFs).

Fair value estimated for derivative financial instruments contracted by the Group was determined according to information available in the market, mainly through financial institutions and specific methodologies of assessment. However, considerable judgment is necessary to understand market data in order to produce the fair value estimate for each operation. Consequently, the estimates do not necessarily indicate the amounts that will be effectively realized at settlement.

For comparison purpose, as of December 31, 2021, the Group had the following agreements for financial derivatives (NDFs):

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
February 25, 2022	(560)	5.6220	(3,148)	5.3459	(17)
Total					(17)

The Group also used options in order to protect exports against the risk of exchange variation. The Group may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

52

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

As of March 31, 2022, the Group has not balances involving options to buy and sell currencies. For comparison purpose, the composition of the balances involving options to buy and sell currencies as of December 31, 2021 is as follows:

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
01/21/2021 - 01/17/2022	875	Put option	4,900	5.8257	(349)
02/25/2021 - 02/25/2022	490	Put option	2,909	5.6490	(170)
Subtotal					(519)
01/21/2021 - 01/17/2022	875	Call option	(4,900)	5.5563	298
02/25/2021 - 02/25/2022	490	Call option	(2,909)	5.4690	196
Subtotal					494
Total					(25)

During 2021, the Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	2022
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-month LIBOR	3.07%	5,230
					5,230

	2021
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-month LIBOR	3.07%	403
					403

24.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the group may have access to on the measurement date;

Level 2 - Observable information for the asset or liability, directly or indirectly, except for quoted prices included in Level 1; and

Level 3 - Unobservable data for the asset or liability.

53

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

	Carrying amount		Fair value
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Level 2
Derivatives:
Non-Deliverable Forward - NDF	-	(17)	-	(17)
Interest rate swap	5,230	403	5,230	403
Call and put option term	-	(25)	-	(25)
Total	5,230	361	5,230	361
Non-derivatives
Lease liabilities	(82,504)	(81,888)	(94,611)	(87,662)
Loans and borrowings	(747,976)	(788,709)	(943,035)	(974,942)
Accounts payable for business combination	(169,063)	(85,726)	(190,039)	(85,726)
Total	(999,543)	(956,323)	(1,227,685)	(1,148,330)
Total	(994,313)	(955,962)	(1,222,455)	(1,147,969)

Cash and cash equivalents, financial investments, trade receivables-and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

25            Related parties

Transactions with key management personnel

The Group paid R$ 4,700 as of March 31, 2022 (R$ 4,191 as of March 31, 2021) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock option program (see note 17). For the year ended on March 31, 2022, R$12 (R$ 7 in 2021) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

26            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

The CODM reviews relevant financial data on a consolidated basis for all subsidiaries. CODM makes decisions and regularly evaluates the performance of Group’s services as a whole in a single operational and reportable segment.

54

CI&T Inc.

Unaudited condensed consolidated interim financial statements

March 31, 2022

The table below summarizes net revenues by geographic region:

.	March 31, 2022	March 31, 2021
NAE (North America and Europe)	241,529	155,367
North America	205,985	153,038
Europe	35,544	2,329
LATAM (Latin America)	234,706	129,432
APJ (Asia, Pacific and Japan)	15,637	11,493
Total (Note 19)	491,872	296,292

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 15.4% of the Company’s total net revenues as of March 31, 2022 (24% as of March 31, 2021).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	March 31, 2022	March 31, 2021
Top client	75,831	71,037
Top 10 clients	253,427	217,264

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location:

.	March 31, 2022	December 31, 2021
Brazil	817,289	837,362
Abroad:
United States of America	390,295	38,417
Japan	139	176
China	1,747	2,239
Canada	272	284
Portugal	385	387
Other countries	5,601	82
Total	1,215,728	878,947

55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

(1Q22 Earnings Release, Unaudited condensed consolidated interim financial information for the three months ended March 31, 2022 and 2021)